June 17, 2026

Via EDGAR

Ms. Catherine De Lorenzo

Mr. Ruairi James Regan

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Re: Ark7 Properties Advance LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 9

Filed May 26, 2026

File No. 024-12443

Dear Ms. Lorenzo and Mr. Regan:

On behalf of Ark7 Properties Advance LLC, the "Company," we hereby submit this response to the comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in its letter dated June 17, 2026, relating to Post Qualification Amendment No. 9 to the Company's Offering Statement on Form 1-A.

For your convenience, the Staff's comment is repeated below in bold, followed by the Company's response. The Company has filed Post Qualification Amendment No. 10 to the Offering Statement on Form 1-A to address the Staff's comment.

General

1. We note your response to our prior comment that Series #UZMTK interests remain unsold and available for purchase. Please revise your amended offering circular disclosure that series UZMTK is currently closed and the closed date is February 19, 2026 to indicate that the offering remains open, or advise.

Response:

The Company respectfully acknowledges the Staff's comment. In response to the Staff's comment, the Company revised the disclosure in Post Qualification Amendment No. 10 to the Offering Statement on Form 1-A to clarify that the offering for Series #UZMTK remains open and that interests remain available for purchase.

The Company also removed the disclosure indicating that Series #UZMTK is currently closed and that the closed date was February 19, 2026.

The Company respectfully requests that the Staff qualify the Offering Statement, as amended, at its earliest convenience.

Please contact the undersigned with any questions regarding this response.

Sincerely,

/s/ Lynn Yang

Lynn Yang, Esq.

Counsel to Ark7 Properties Advance LLC